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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        1 (1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

February 6, 2002, 12.00 a.m.

DEUTSCHE TELEKOM SHARES SOLD FOR EUR 393 MILLION

        Sonera Corporation has sold approximately 19.7 million Deutsche Telekom (DT) shares between December 1, 2001 and February 6, 2002.

        The shares were sold at an average price of approximately EUR 20.01 per share through a series of small market transactions. The proceeds from the DT share sales amount to approximately EUR 393 million. Sonera records a gain of EUR 54 million from the sales, when comparing the sales proceeds with the balance sheet value of EUR 17.20 per share used in Sonera's Interim Report of September 30, 2001.

        The DT shares sold were part of the lot of approximately 72 million shares Sonera received from Deutsche Telekom in May 2001 as consideration for the shares of U.S. GSM operators VoiceStream Wireless Inc. and Powertel Inc. Sonera still owns approximately 19.0 million Deutsche Telekom shares.(The market value of them is, by the Frankfurt Stock Exchange closing price on February 6, 2002, EUR 16.25 per share, approximately EUR 309 million). In addition, Sonera has exercised a put option to convert its Eliska Wireless Ventures shares to approximately 2.8 million DT shares, subject to FCC approval. (Sonera had a right to convert its Eliska shares to Powertel shares).

        During 2001 and 2002, Sonera has sold a total of approximately 53 million Deutsche Telekom shares through a series of market transactions at an average price of approximately EUR 21.54 per share. Sonera's total proceeds from the transactions amount to approximately EUR 1,143 million.

        Sonera has announced previously that the Deutsche Telekom shares received as consideration are a short-term investment to Sonera, and that Sonera will use the proceeds to strengthen its financial position. After the latest sales, Sonera's current net debt is approximately EUR 2.8 billion. With the remaining DT shares Sonera's net debt is approximately EUR 2.5 billion.

        Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 10,000 people. www.sonera.com

SONERA CORPORATION
Jari Jaakkola, Executive Vice President,
Corporate Communications and IR

For further information, please contact:
Kim Ignatius, CFO
tel: +358 2040 54015
e-mail: kim.ignatius@sonera.com

DISTRIBUTION:
HEX
Major media

        This report on Form 6-K contains a press release dated February 6, 2002 announcing Sonera Corporation's sale of Deutsche Telekom shares for EUR 393 million.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE February 6, 2002, 12.00 a.m. DEUTSCHE TELEKOM SHARES SOLD FOR EUR 393 MILLION
SIGNATURES